Exhibit 99.1

1500 Robert-Bourassa Blvd.,
February 27, 2019	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Clementia Pharmaceuticals Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	March 08, 2019
Record Date for Voting (if applicable) :	March 08, 2019
Beneficial Ownership Determination Date :	March 08, 2019
Meeting Date :	April 09, 2019
Meeting Location (if available) :	Montreal, Qc
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	185575107	US1855751079

Sincerely,

Computershare
Agent for Clementia Pharmaceuticals Inc.